Filed by Decarbonization Plus Acquisition Corporation II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Decarbonization Plus Acquisition Corporation II

Commission File No.: 001-40000

The following is a transcript of an interview that was given by Jane Hunter to ABC Radio Brisbane’s Breakfast program on May 26, 2021:

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Craig:

...and I wonder if you’ve heard of the Brisbane business, Tritium. The company, they produce ultra fast electric vehicle chargers. It began 20 odd years ago, 2001. Today they have an announcement that will make Tritium Brisbane’s first unicorn company.

Loretta:

And what does that even mean?

Craig:

Well, let’s find out.

Loretta:

Yeah. Jane Hunter is the CEO of Tritium. Good morning, Jane. What is a unicorn company?

Jane Hunter:

Good morning, Loretta. Good morning, Craig. Well, a unicorn is a term used in venture capital to describe a privately held startup company with a value of over $1 billion. And actually Tritium has become a double unicorn, because you may have seen that the post money value is going to be 2.2 billion after the listing.

Loretta:

And how long’s Tritium been around?

Jane Hunter:

Well, the company has been around really for 20 years, but if we looked at when the first product was sold, that was 2014. So it was three guys from the University of Queensland, originally working under one of their mother’s houses, so this is a true entrepreneurial made good story.

Craig:

Tell us about the deal that has been done with this US investment firm, and then what it means for a company based here at Mirror Reef.

Jane Hunter:

Yeah, it’s a phenomenal deal. It’s an amazing deal, really with a US SPAC and a SPAC is a blank check company or a shell vehicle. It raises money and takes private companies public by what’s called a reverse merger. So we’re doing a reverse merger with the Decarbonization Plus Acquisition Corporation and they have 403 million of cash in trust. And we combined with Decarbonization and form a new company, which will be called Tritium. It’ll still be an Australian based company, but it will be listed on the NASDAQ,

Craig:

And why list in the US instead of the Aussie stock market?

Jane Hunter:

Yeah. Great question. And really the answer is that it will inject a lot more cash onto our balance sheet, and we need to compete globally because we’re a global company, although we’re based and headquartered here in Brisbane, most of our revenue comes from Europe. We make 70% of our money from Europe, 20% of our revenue comes from North America and only 10% comes locally. So it’s very important for us to have that global access to cash, to compete globally because we are up there probably number two or three in the world, in this industry at the moment.

Craig:

Does that just show then that Australia is well behind the eight ball when it comes to electric vehicles?

Jane Hunter:

It’s a pity to see Australia has lagged a little on the rest of the world, but I’m certain that we’ll catch up. I can see a lot of government efforts moving in that direction at the moment. But you’re quite right, we have lagged behind Europe and North America in our efforts and in the percentage of cars, which have switched across to EV.

Craig:

And why do you think that is Jane?

Jane Hunter:

Look, unfortunately at this stage, the take-up is driven by government policy, not so much incentives. But policy is what’s driven those rapid take-up rights. So if we look across in Europe, a lot of that was driven by policies to reduce CO2 emissions and put penalties on emitters. And in North America, it’s also been driven particularly in California by their statements about reaching zero by 2030. And those sorts of policies are what drives this take-up, not subsidies necessarily at all.

Craig:

So can you do a bit of name dropping country-wise as to where chargers manufactured here or designed here are actually appearing right now?

Jane Hunter:

Yeah, absolutely. We’re across 41 countries, if you can believe that.

Craig:

Wow.

Jane Hunter:

So a lot in Europe, so a lot right across Eastern and Western Europe and in the UK. A lot in Scandinavia, of course, in Norway and Sweden, the Netherlands. We’ve got a lot happening now in Thailand interestingly, North America, and also some really different places like Kazakhstan, India. So right across the globe really we’ve got stock everywhere.

Craig:

Kazakhstan?

Jane Hunter:

Yeah, it’s interesting. Isn’t it? Well, they are quite an oil rich country, and you can see that with some of those countries, they’re starting to electrify as is the mining industry.

Craig:

So this deal, listing on the NASDAQ, injection of funds, what will be the case in 10 years’ time? What’s the vision that you’re working towards?

Jane Hunter:

Well, really, we need to keep our current market share. If we just kept our current market share Craig, we would be a highly successful multi-billion dollar global company. And we want to increase that market share, but all we need to do is keep it because we actually already have 20% of Europe in this market and we have 15% of North America. So if we just did that on the coattails of the way this industry is changing with the e-mobility revolution, then we will be a multi-billion dollar global company. And we wanted to keep that position.

Craig:

Oh, I love the idea of it. A couple of blokes from UQ, originally some 20 odd years ago. Jane, thanks for joining us this morning. Really appreciate it.

Jane Hunter:

Pleasure. Thanks for having us.

Craig:

Jane Hunter, the chief executive of a Tritium.

***

Forward-Looking Statements

Certain statements made in this document are “forward-looking statements” with respect to the transaction between Decarbonization Plus Acquisition Corporation II, a Delaware corporation (“DCRN”), Tritium Holdings Pty Ltd, an Australian proprietary company limited by shares (“Tritium”), and Tritium DCFC Limited, an Australian public company limited by shares (“NewCo”) and including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Tritium and the markets in which it operates, and NewCo’s projected future results. These forward-looking statements generally are identified by the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “targets”, “may,” “will,” “should,”

“would,” “will be,” “will continue,” “will likely result,” “future,” “propose,” “strategy,” “opportunity” and variations of these words or similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or are not statements of historical matters are intended to identify forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, guarantees, assurances, predictions or definitive statements of fact or probability regarding future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside NewCo’s, Tritium’s or DCRN’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to complete the business combination in a timely manner or at all (including due to the failure to receive required shareholder approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by DCRN’s public stockholders, the waiver or expiration of a Tritium shareholder’s right to acquire Tritium under the shareholder’s deed in relation to Tritium and the receipt of certain governmental and regulatory approvals), which may adversely affect the price of DCRN’s securities; the inability of the business combination to be completed by DCRN’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by DCRN; the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction; the inability to recognize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of NewCo’s shares on a national exchange following the proposed business combination; costs related to the proposed business combination; the risk that the proposed business combination disrupts current plans and operations, business relationships or business generally as a result of the announcement and consummation of the proposed business combination; NewCo’s ability to manage growth; NewCo’s ability to execute its business plan and meet its projections; potential disruption in NewCo’s employee retention as a result of the transaction; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving NewCo, Tritium or DCRN, including in relation to the transaction; changes in applicable laws or regulations and general economic and market conditions impacting demand for Tritium’s or NewCo’s products and services; and other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in DCRN’s other filings with the SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statement, and NewCo and DCRN assume no obligation and do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Neither NewCo nor DCRN gives any assurance that either NewCo or DCRN will achieve its expectations.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, DCRN and NewCo, which will be the going-forward public company, intend to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus, and certain other related documents, to be used at the meeting of stockholders to approve the proposed business combination. INVESTORS AND SECURITY HOLDERS OF DCRN ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TRITIUM, DCRN, NEWCO AND THE BUSINESS COMBINATION. The proxy statement/prospectus will be mailed to shareholders of DCRN as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the Registration Statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov.

Participants in Solicitation

DCRN and its directors and executive officers may be deemed participants in the solicitation of proxies from DCRN’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in DCRN is contained in DCRN’s filings with the SEC, including DCRN’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021, and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the interests of such participants will be set forth in the Registration Statement for the proposed business combination when available. NewCo and Tritium and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of DCRN in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the Registration Statement for the proposed business combination when available.

No Offer or Solicitation

This document does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This document also does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.